
January 15, 2010

<u>Via U.S. Mail</u>

Jeff Bradley, Chief Executive Officer
Globe Specialty Metals, Inc.
One Penn Plaza
250 West 34th Street, Suite 2514
New York, NY 10119

> **Re:** **Globe Specialty Metals, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 22, 2009**
> **File Number 333-163906**

Dear Mr. Bradley:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note that the prospectus included in this registration statement is a combined prospectus related to the registration statement previously filed on Form S-1 (File No. 333-160973) and declared effective on October 15, 2009. Revise the fee table to include all the shares that are being offered through this registration statement. Explain by footnote or other clear means which shares are being included from the prior registration statement.

2.   Obtain and file as an exhibit a new legality opinion which covers all the shares being offered with this registration statement. The current opinion only covers the newly offered shares.

3.   With a view toward disclosure, advise us whether you have complied with all previously disclosed lock-up provisions. If any waivers were obtained, provide all the particulars.

4.   Provide us with a detailed discussion of how many of the outstanding shares were issued within the past two years.

Selling Stockholders, page 8

5.   We note that certain selling stockholders listed in your current registration statement registered their shares for resale under the October 15, 2009 registration statement. By footnote or other clear means, identify all such shares which were previously the subject of your prior registration statement.

6.   Also show in each case how many shares from the October 15 registration statement have been resold by each selling stockholder in the interim. Provide for all entries the latest and best available information, rather than providing current information for only the additional shares that you are adding with this registration statement.

7.   For each selling stockholder in your table listed as holding one percent or more of your shares, please provide us with a supplemental discussion of when and how the securities were acquired and disclose the specific exemption(s) from registration upon which you relied in each case. We note your disclosure on page 18 that the "shares offered by this prospectus were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act."

Part II. Item 15. Recent Sales of Unregistered Securities, page II-2

8.   Confirm that this section includes complete and current information, or revise it as necessary to ensure that it does. For example, we note the reference to Regulation S which appears in the prospectus you filed as part of the Form S-1 with Commission file number 333-152513.

9.   Revise the descriptions of the exempt transactions to provide all the information that Item 701 of Regulation S-K requires. For example, provide sufficiently

detailed disclosure to comply with Item 701(d).

10.   We note your disclosure in the fifth bulleted paragraph that 201,404 shares were issued on "October 1 and October 2". Revise your disclosure to indicate the year(s) during which such shares were sold.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Timothy S. Levenberg, Special Counsel at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Jeffrey E. Jordan, Esq.
        (202) 857-6395